FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |_____________________|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(h) of the Investment
             Company Act of 1940

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1.  Name and Address of Reporting Person*

       Bloomberg                   Jeffrey                       C.
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       (Last)                      (First)                    (Middle)

         c/o Gordon Brothers Group LLC, 40 Broad Street, 11th Floor
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                                  (Street)

       Boston                        MA                          02109
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
        January 9, 2003
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol

        Nortek Holdings - NTK
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [X] Director
    [  ] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
     X    Form filed by One Reporting Person
    ---
         Form filed by More than One Reporting Person
    ---
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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|____________________|_______________|_______________|____________________|
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[TYPE ENTRIES HERE]  |               |               |                    |
                     |               |               |                    |
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                     |               |               |                    |
     None            |               |               |                    |
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                     |               |               |                    |
                     |               |               |                    |
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

   none
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2. Date Exercisable and Expiration Date (Month/Day/Year)


        -------------------                         ------------------
         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)


   ----------------------------------         ------------------------
               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security


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5. Ownership Form of Derivative Securities: Direct(D) or Indirect(I)
   (Instr. 5)


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6. Nature of Indirect Beneficial Ownership (Instr. 5)



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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   EXPLANATION OF RESPONSES:





         /s/ Jeffrey Bloomberg                           1/15/03
   -----------------------------------              ------------------
   **  SIGNATURE OF REPORTING PERSON                      DATE



    * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

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

                                          SECOND AMENDED AND RESTATED PLAN SCHEDULE 3.1
                                          ---------------------------------------------

                                  LIST OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES TO BE REJECTED
                                         (as amended and restated as of January 13, 2003)
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                                                                                              CONTRACT DATE/
                                                                        CONTRACT                 CONTRACT          REJECTION
CONTRACT PARTY                 NOTICE ADDRESS                         DESCRIPTION             EXTENSION DATE     EFFECTIVE DATE
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

Impulse (India)                B-12 Nizamuddin West                   Buying Agency                 3/28/00     Earlier of Effective
Private Limited                New Delhi 110013, India                Agreement -                               Date of Plan and
                               Attention:  Ashwani Gupta              Non exclusive                             expiration date of
                                                                                                                contract or lease
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ASNA                           P.O. Box 701250                        Utility Tool                  1/31/03     Reject as of 1/31/03
                               San Antonio, TX 78270-1250             (software)
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Infinium                       25 Communications Highway,             Software 2000 /                           Earlier of Effective
                               Drawer 6000                            Financial Sys.                            Date of Plan and
                               Hyannis, MA 02601                                                                expiration date of
                               Attention:  Kristen Hambleton                                                    contract or lease
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Cable & Wireless               909 Third Ave. 12th Floor              Internet T1                   11/3/99     Earlier of Effective
                               New York, NY 10022                                                               Date of Plan and
                               Attention:  Robert Law                                                           expiration date of
                                                                                                                contract or lease
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Pitney Bowes (PBCC)            2225 American Dr                       1 DL4S Copier                 11/1/99     Earlier of Effective
                               Neenah, WI 54656-1005                                                            Date of Plan and
                                                                                                                expiration date of
                                                                                                                contract or lease
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G.E. Capital                   P.O. Box 642555                        Konica 7265                    7/1/00     Earlier of Effective
                               Pittsburgh, PA 15264-2555              Digital Copier                            Date of Plan and
                                                                                                                expiration date of
                                                                                                                contract or lease
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Vista Business Equipment       99 Park Ave.                           Two Iris printers                         Earlier of Effective
                               New York, NY 10016                                                               Date of Plan and
                                                                                                                expiration date of
                                                                                                                contract or lease
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Canon Financial                P.O. Box 42937                         MP90                          6/25/96     Earlier of Effective
Services Inc.                  Philadelphia, PA 19101-2937                                                      Date of Plan and
                                                                                                                expiration date of
                                                                                                                contract or lease
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Citicorp Vendor Finance        P.O. Box 41647                         2 Fax Machines NY             May 99      Earlier of Effective
                               Philadelphia, PA 19101                                                           Date of Plan and
                                                                                                                expiration date of
                                                                                                                contract or lease
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1385 Broadway Company          Helmsley-Spear, Inc.                   Real property lease           2/28/95         10/31/03
                               60 E. 42nd Street                      at1385 Broadway,
                               New York, NY 10165                     New York, NY
                               230 Park Ave. Ste 559
                               New York, NY 10169
                               Copy to:  Helmsley-Noyes
                               PO Box 5852
                               New York, NY 10087-5852
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149 Madison, LLC               Abramson Brothers Inc.                 Real property lease           4/1/96          10/31/03
                               501 Fifth Ave.                         at 149 Madison Ave
                               New York, NY 10017                     5th Floor
                               Attention:  Alan B. Abramson
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Ninety Park Property LLC       C/O  MRC Management LLC                Real property lease        10/24/63 as        10/31/03
                               330 Madison Ave.                       at 90 Park Ave.          amended 5/27/99
                               New York, NY 10017                     (12th, 13th and 2
                               Att:  Mr. David L Sims                 6th Floor)
                               Copy to:  Proskaur Rose
                               1585 Broadway
                               New York, NY 10036
                               Attention: Lawrence J. Lipson, Esq.
                               Vornado Realty Trust
                               (MRC Management, LLC)
                               PO Box 11191
                               Church Street Station
                               New York, NY 10286
                               Copy to:  Ninety Park Property, LLC
                               c/o Vornado Office Management LLC
                               888 Seventh Ave.
                               New York, NY 10019
                               Attention:  Mr. David R. Greenbaum
                               Copy to:  Vornado Realty Trust
                               210  Route 4 East
                               Paramus, New Jersey 07652
                               Attention:  Mr. Joseph Macnow
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MCI                            200 Park Ave.  6th Floor               Telecommunications           10/1/98      Earlier of Effective
                               New York, NY 10016                     Voice and Data/                           Date of Plan and
                               Attention:  Deborah Drake              Service Contract                          expiration date of
                                                                                                                contract or lease
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Iron Mountain                  71 Hammer Mill Rd.                     Iron Mountain                6/21/05      Earlier of Effective
                               Rocky Hill, CT 06067                   Off Site                                  Date of Plan and
                               Attention:  Matt Cronin                Data Storage                              expiration date of
                                                                                                                contract or lease
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Veri-Sign                      500 W. Madison St.                     AS/400 Software              9/29/01      Earlier of Effective
                               Suite 2050                                                                       Date of Plan and
                               Chicago IL 60661                                                                 expiration date of
                               Attention:  Eric Johnson                                                         contract or lease
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #77)                           01/31/03
                               Pembroke, MA 02359                     Camarillo, CA
                               Attention:  John O'Keffe
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Hagopian Realty Corp.          71 Route 17 M                          Storage (Store #95            1/1/97           01/31/03
                               Harriman, NY 10926                     Central Valley, NY)
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Shurgard of Vineland           4508 S. Vineland                       Storage (Store #503                            01/31/03
                               Orlando, FL 32811                      Orlando, FL)
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Mills-Kan Am Sawgrass          1300 Wilson Blvd.                      Storage (Store #620           12/1/01          01/31/03
Phase 3 LP                     Suite 400                              Sunrise, FL)
                               Arlington VA 22209                     Unit 9 and Unit 14
                               Attention:  Bill Berry/
                                  Bob Marona
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #620                           01/31/03
                               Pembroke, MA 02359                     Sunrise, FL)
                               Attention:  John O'Keffe
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DMX AEI Music                  900 E. Pine Street                     Music (Store #620                              01/31/03
                               Seattle, WA 98122                      Sunrise, FL)
                               Attention:  Debra Comer-Craft
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The Store Room                 24635 SE Stark                         Storage (Store #701)                           01/31/03
                               Troudale, OR 97060
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Storage USA Plainville         90 Tauntan                             Storage (Store #821                            01/31/03
                               Planeville, MA 02762                   Wrentham, MA)
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CKI                            111 Morse St.                          Nonem Monitoring                               10/31/03
                               Norwood, MA 02062-4646                 205 W. 39th
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American Sentinel Group Inc.   75 Barker Street                       Security Lease                                 01/31/03
                               Pembroke, MA 02359                     (Store #21)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #79                            01/31/03
                               Pembroke, MA 02359                     Carlsbad, CA)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #91                            01/31/03
                               Pembroke, MA 02359                     Castle Rock, CO)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #95                            01/31/03
                               Pembroke, MA 02359                     Central Valley, NY)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #101                          01/31/03
                               Pembroke, MA 02359                     Clinton, CT)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #169                          01/31/03
                               Pembroke, MA 02359                     Dawsonville, GA)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #172                          01/31/03
                               Pembroke, MA 02359                     Destin, FL)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #207                          01/31/03
                               Pembroke, MA 02359                      Foley, AL)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #281                          01/31/03
                               Pembroke, MA 02359                     Gilroy, CA)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #315                          01/31/03
                               Pembroke, MA 02359                     Jackson, NJ)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #323                          01/31/03
                               Pembroke, MA 02359                     Kittery, ME)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #367                          01/31/03
                               Pembroke, MA 02359                     Las Vegas, NV)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #435                          01/31/03
                               Pembroke, MA 02359                     Milpitas, CA)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security                                      01/31/03
                               Pembroke, MA 02359                     (#485 Napa, CA)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #489                         01/31/03
                               Pembroke, MA 02359                     Niagara Falls, NY)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #503                         01/31/03
                               Pembroke, MA 02359                     Orlando, FL)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #541                         01/31/03
                               Pembroke, MA 02359                     Primm, NV)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #561                         01/31/03
                               Pembroke, MA 02359                     Riverhead, NY)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #597                         01/31/03
                               Pembroke, MA 02359                     San Marcos, TX)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #613                         01/31/03
                               Pembroke, MA 02359                      San Ysidro, CA)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #633                         01/31/03
                               Pembroke, MA 02359                     Secaucus, NJ)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #701                         01/31/03
                               Pembroke, MA 02359                     Troutdale, OR)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #775                         01/31/03
                               Pembroke, MA 02359                     Finger Lakes, NY)
                               Attention:  John O'Keffe
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American Sentinel Group Inc.   75 Barker Street                       Security (Store #821                         01/31/03
                               Pembroke, MA 02359                     Wrentham, MA)
                               Attention:  John O'Keffe
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ADT Security Systems           P.O. Box 371956                        Nonem/Access                                 10/31/03
                               Pittsburgh PA 15250-7956               Control Main
                               Attention:  Shawnail King
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Miss Universe L.P. LLP         Miss Universe Organization             1999 Miss Universe,           7/30/98     Earlier of Effective
                               1370 Ave. of the Americas              Miss USA 1998                             Date of Plan and
                               16th Floor                             Miss Teen USA                             expiration date of
                               New York, NY 10019                     Sponsorship                               contract or lease
                               Attention: Craig A. Isaacs
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Miss Universe L.P. LLP         Miss Universe Organization             2000 Miss Universe            7/26/99     Earlier of Effective
                               1370 Ave. of the Americas              Miss USA, 1999                            Date of Plan and
                               16th Floor                             Miss Teen USA                             expiration date of
                               New York, NY 10019                     Sponsorship                               contract or lease
                               Attention: Craig A. Isaacs
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Calvin Klein Inc.              205 W. 39th Street 11th Floor          5th Floor/                    11/1/93       10/31/03
                               New York, NY 10018                     205 W. 39th Street
                               Attention:  Stephanie Goldstein
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205 W. 39th St. Company        205 W. 39th St.                        13th and 14th Floor           3/1/97        10/31/03
                               New York NY 10018
                               Attention:  Daniel Mintz, Esq.
                               Copy to :
                               Newman Tannenbaum Helpern
                               Syracuse & Hirschtritt LLP
                               900 Third Ave.
                               New York, NY 10022
                               Attention: Neil E. Botwinoff, Esq.
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Deerfoot Mall                  901 64th Ave. NE                       Lease at                      11/1/99        8/29/02
                               Calgary, Alb.                          Deerfoot Outlet
                               Canada T2E 7P4
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DMX AEI Music                  900 East Pine Street                  Music (Store #64              12/31/99       01/31/03
                               Seattle WA 98122                      Houston Galleria)
                               Attention:  Debra Comer-Craft
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DMX AEI Music                  900 East Pine Street                  Music (Store #20              12/31/99       01/31/03
                               Seattle WA 98122                      Towson Town Center)
                               Attention:  Debra Comer-Craft
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DMX AEI Music                  900 East Pine Street                  Music (Store #199             12/31/99       01/31/03
                               Seattle WA 98122                      611 Duval Street)
                               Attention:  Debra Comer-Craft
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ADT                            5400 W. Rosencrans                    Security (Store #199                         01/31/03
                               Hawthorne, CA 90250                    611 Duval Street)
                               Attention:  Nadine Gunderson
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Allen B. Schwartz              2399 Mandeville Canyon Road           Employment Agreement           9/1/99        Effective Date
                               Los Angeles, CA 90049                 (Allen B. Schwartz)                          of Plan
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Except as set forth in the following sentence, any agreements by and between any of the Debtors and any of their employees regarding the terms and conditions of such employees' employment shall be deemed to be rejected as of the
Effective Date. However, any Employee Patent and Confidentiality Agreements and Arbitration Agreements, including, without limitation, those that are substantially in the same form as Plan Schedules 3.1(a) and (b), by and between any of the Debtors and any of their employees shall be deemed to be assumed with a zero cure amount.


    (a) Based on discussions with Hamid Nehoray and Jim Fogarty, we will not pay Lawson maintenance for the period 9/1/02 - 9/1/03 ($205,000). We are currently paying Digiterra for "hotline" system support because our version of Lawson software is no longer being supported by Lawson Corporation. As such, we lose our right to a free upgrade to Lawson's current version. It was decided that if we upgrade at a later date we will back-pay our maintenance and hopefully re-establish our right to a free upgrade. Also regarding Lawson, the final installment payment ($134,420) of our Lawson Software license was due on 6/1/01 and was therefore not paid.

(b) Leases are held by Warnaco, monthly rent amounts are cross-charged to AFC:

     (c) Please note that ocean contracts are based on minimum container volume. Annual cost of contract was calculated using the average cost of one container multiplied by the minimum container commitment for that particular contract. Since we always fulfill our contracts and then some, the actual value of the contract will actually be higher by the expiration date.

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General Note: Non-contract expense items ommitted

     (d)  Leases have cure amount of $473,005.39
     (e)  Intimate stores closed, Speedo/AFC included in contract, will be renegotiated
     (f)  Intimate stores closed, not needed for Speedo/AFC (uses RADOS)
     (g)  These contracts might appear on Vinnie Verlezza's contract list
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     (h) Notes*: Contract extends when sales thresholds are met. 6 months notice prior to new period required to cancel.